GOLDEN HOPE MINES LIMITED

04 JAN 16 AM 7:21

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

04012126

January 6, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

82-3023

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 1/20

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

NEWS RELEASE

TSX Trading Symbol: GNH
S.E.C. Exemption: 12(g)3-2(b)

January 6, 2004

Effective January 2, 2004, the Company commenced trading on Tier 2 of the TSX Venture Exchange. **The new trading symbol is GNH**. There has been no change in the name of the company, no change in the Cusip number and no consolidation of capital.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, contact Debra Chapman: 604-434-8829